FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2003

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |_|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended September 30, 2003; and Report to bondholders (Management Discussion and Analysis for the quarter ended
September 30, 2003).

Unaudited financial information

Form 6-K*

for the quarter ended

September 30, 2003

*	This document has not been filed with the U.S. Securities and Exchange Commission (SEC) but has been delivered to the SEC for informational purposes only.

November 26, 2003

Highlights

Nine-month period ended September 30

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars)	2003	2002	Change

Revenues	$116,637	$121,162	-3.7%
EBITDA	$40,361	$42,679	-5.4%
Depreciation and amortisation	$14,971	$14,674	2.0%
Operating income	$25,390	$28,005	-9.3%
Net income	$27,718	$13,712	102.1%
Cash flows from operating activities	$23,511	$37,895	-38.0%
Capital expenditures	$9,870	$10,095	-2.2%

OPERATIONAL HIGHLIGHTS

Subscribers	2003	2002

Basic Cable

Basic Subscribers (1)	417,370	428,598	-2.6%
Home passed (2)	657,817	654,527	0.5%

% Penetration (3)	63.4%	65.5%

Basic Subscribers - Residential (4)	362,651	374,160	-3.1%

Extended Basic Tier - Residential Subscribers	289,293	299,083	-3.3%

% Penetration - Residential Basic Subscribers	79.8%	79.9%

Digital Cable

Digital Subscribers	47,711	33,615	41.9%

% Penetration (5)	11.4%	7.8%

Number of digital terminals	51,354	35,823	43.4%

(1)	Basic subscribers are subscribers who received basic cable service and includes analog and digital basic subscribers.

(2)	Homes passed are number of living units, such as residence homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3)	Represents subscribers as a percentage of homes passed.

(4)	Residential basic subscribers are residential subscribers who received basic cable service and includes analog and digital basic subscribers.

(5)	Represents digital subscribers as a percentage of basic subscribers.

1

REPORT TO BONDHOLDERS

Quarter ended September 30, 2003

Consolidated operating revenues for the quarter ended September 30, 2003, were $38.7 million compared to $39.6 million for the 2002 corresponding period, a decrease of $0.9 million, or 2.3%. The decrease is mainly due to the loss of 11,228 basic service subscribers.

Operating income before depreciation and amortisation (EBITDA) decreased by $1.1 million, or 7.5%, from $14.7 million realised in the same quarter last year, mainly due to the loss of basic service subscribers. Last year’s results were impacted by a labour conflict which resulted in higher costs. These higher costs were however more than compensated by a one time network property tax recovery of $2.1 million from prior years.

Depreciation and amortisation totalled $5.1 million, an increase of 4.1% over the quarter of the previous year, mainly due to amortisation of higher capital expenditures in the prior years.

Net income was $4.4 million for the third quarter of 2003 compared to $0.3 million for the third quarter of 2002. The increase in net income is due to lower financial expenses and lower exchange losses compared to the same quarter last year.

Nine months ended September 30, 2003

Consolidated Statements of Income
Consolidated operating revenues for the nine months ended September 30, 2003, were $116.6 million compared to $121.2 million for the same period last year, a decrease of $4.6 million, or 3.8%, resulting mainly from the loss of basic service subscribers. Operating income before depreciation and amortisation (EBITDA) totalled $40.4 million in 2003 compared to $42.7 million in 2002, a decrease of $2.3 million, or 5.4%.

Gross profit margins fell to 69.3% from 70.0% for the nine months ended September 30, 2003, a decrease of 0.7%. The reduction in gross profit margin is due to the increase in monthly programming fees and an increase in programming rebates to customers.

Operating and administrative expenses decreased to $40.4 million from $42.1 million, down by $1.7 million, or 4.0%. The decrease reflects the avoidance of labor conflict related costs of 2002 and the results of the cost reduction program including labor force downsizing.

Financial expenses totalled $5.1 million in 2003 compared to $8.3 million in 2002, a decrease of $3.2 million, or 38.6%, mainly due to an improvement in cash management.

Exchange rate fluctuations on US-denominated debt generated a non-materialised gain of $17.2 million for the nine months ended September 30, 2003, compared $0.9 million for the same period last year, an increase of $16.3 million.

The Company reported a net income of $27.7 million for the nine months ended September 2003 compared to $13.7 million for the same period last year, an increase of $14.0 million. The change in results is mainly attributable to exchange gains on US-denominated long-term debt in 2003 compared to 2002.

Liquidity and Capital Resources
Cash flows from operating activities were $23.5 million in 2003 compared to $37.9 million in 2002. Cash inflows from operations were $0.9 million higher than the previous year and cash outflows from non-cash operating items were $15.3 million higher than last year due to the change in accounts receivable from the parent company and to the timing of payments made to suppliers.

2

Investing activities resulted in cash outflows of $9.9 million in 2003 compared to $10.1 million in the same period in 2002.

Financing activities resulted in cash outflows of $13.6 million in 2003 compared to $28.0 million in 2002. The variation in cash flows is mainly due to the change in advances to parent company and to proceeds from the sale of preferred shares of an affiliated company which occurred in 2002.

As at September 30, 2003, the Company’s cash position was $0.1 million compared to an indebtedness of $0.2 million at the end of the same period last year.

Raymond Morissette
Vice-President, Control
CF CABLE TV INC.
November 26, 2003

3

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended		For the nine-month period ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Operating revenues	$38,743	$39,550	$116,637	$121,162

Direct costs	11,947	12,103	35,833	36,409

	26,796	27,447	80,804	84,753

Operating and administrative expenses	13,155	12,732	40,443	42,074

Operating income before depreciation and amortisation	13,641	14,715	40,361	42,679

Depreciation and amortisation	5,054	4,914	14,971	14,674

Operating income	8,587	9,801	25,390	28,005

Financial expenses (note 3)	1,787	4,744	5,128	8,265
Exchange (gain) loss on US-denominated
long-term debt (note 1b)	182	5,368	(17,214)	(902)

	6,618	(311)	37,476	20,642
Income taxes
Current	157	171	481	514
Future	2,149	(751)	9,351	6,432

	2,306	(580)	9,832	6,946

	4,312	269	27,644	13,696
Share in the results of a company subject to
significant influence	47	30	74	104
Non-controlling interest in a subsidiary	—	—	—	(88)

Net income	$4,359	$299	$27,718	$13,712

4

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF DEFICIT

	For the three-month period ended		For the nine-month period ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Balance at beginning	$(12,280)	$(38,244)	$(35,639)	(45,038)

Cumulative effect of accounting change (note 1b)	—	—	—	(8,480)

Balance at beginning restated	(12,280)	(38,244)	(35,639)	(53,518)

Net income	4,359	299	27,718	13,712

Excess of the fair value over the carrying valueof
the assets sold to an affiliated company (note 2a)	—	—	—	1,861

Balance at end	$(7,921)	$(37,945)	$(7,921)	$(37,945)

5

CF CABLE TV Inc.

CONSOLIDATED CASH FLOWS

	For the three-month period ended		For the nine-month period ended

(in thousands of Canadian dollars) (Unaudited)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Cash flows from operating activities
Net income	$4,359	$299	$27,718	$13,712
Adjustments for the following items:
Amortisation of fixed assets	5,027	4,813	14,889	14,295
Amortisation of deferred charges	27	101	82	379
Amortisation of financing expenses	66	67	200	200
Future income taxes	2,149	(751)	9,351	6,432
Share in the results of a company subject to
significant influence	(47)	(30)	(74)	(104)
Exchange (gain) loss on US-denominated
long-term debt	182	5,368	(17,214)	(902)
Other items	—	(7)	—	47

Cash flows from operations	11,763	9,860	34,952	34,059

Net change in non-cash operating items:
Receivable (payable) from (to) parent and
affiliated companies	(6,478)	(1,153)	(8,076)	(1,655)
Income taxes receivable	35	161	(603)	230
Prepaid expenses and other current assets	(114)	(78)	(256)	744
Accounts payable and accrued liabilities	188	1,250	(1,464)	6,105
Deferred revenue and prepaid services	(277)	(466)	(1,042)	(1,588)

	(6,646)	(286)	(11,441)	3,836

Cash flows from operating activities	5,117	9,574	23,511	37,895

Cash flows from investing activities
Acquisition of fixed assets	(3,599)	(3,353)	(9,870)	(10,324)
Proceeds on disposal of fixed assets	—	15	—	200
Deferred charges transferred to affiliated companies	—	—	—	29

Cash flows from investing activities	(3,599)	(3,338)	(9,870)	(10,095)

Cash flows from financing activities
Repayment of long-term debt	(10)	(7)	(25)	(3,404)
Advances to parent company	(1,512)	(5,852)	(13,699)	(30,601)
Proceeds on disposal of preferred shares
of an affiliated company (note 2a)	—	—	—	6,820
Acquisition of non-controlling interest (note 2c)	—	—	—	(800)
Other	—	—	88	(32)

	(1,522)	(5,859)	(13,636)	(28,017)

Net change in cash and cash equivalents	(4)	377	5	(217)
Cash and cash equivalents at beginning	69	(563)	60	31

Cash and cash equivalents at end	$65	$(186)	$65	$(186)

Cash and cash equivalents are comprised of:
Cash	$143	$3	$143	$3
Issued and outstanding cheques	(78)	(189)	(78)	(189)

	$65	$(186)	$65	$(186)

6

CF CABLE TV Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)	September 30, 2003	December 31, 2002

Assets

Current assets
Cash	$143	$72
Amounts receivable from an affiliated company	1,167	767
Amounts receivable from parent company	8,092	627
Advance receivable from parent company	69,237	55,538
Prepaid expenses and other current assets	779	523
Income taxes receivable	603	—

	80,021	57,527

Investments	865	878
Fixed assets (note 4)	179,100	184,119
Deferred charges (note 5)	4,532	4,814
Future income tax assets	1,123	1,123
Goodwill	167,892	167,892

	$433,533	$416,353

Liabilities and Shareholder’s Equity

Current liabilities
Issued and outstanding cheques	$78	$12
Accounts payable and accrued liabilities (note 6)	28,156	29,619
Amounts payable to affiliated companies (note 7)	317	528
Deferred revenue and prepaid services	19,577	20,619

	48,128	50,778

Long-term debt (note 8)	102,052	119,291
Due to parent company (note 9)	25,969	25,969
Future income taxes	30,295	20,944
Non-controlling interest in a subsidiary (note 2c)	10	10

	206,454	216,992

Shareholders’ equity
Share capital	235,000	235,000
Deficit	(7,921)	(35,639)

	227,079	199,361

	$433,533	$416,353

7

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month period ended September 30, 2003 (unaudited)

1.	Significant Accounting Principles:

(a)	Consolidated financial statements:

These consolidated financial statements, expressed in Canadian dollars, are prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements include the accounts of CF Cable TV inc. (the “Company”) and all its subsidiaries from the date of acquisition of their control.

(b)	Foreign currency translation:

In November 2001, the CICA issued Handbook Section 1650, Foreign Currency Translation. It recommends to eliminate the deferral and amortisation of unrealised foreign currency translation gains and losses on long-lived monetary items for a recognition in the statement of operations. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted in a decrease in deferred charges in the amount of $8.5 million and an increase in deficit in the amount of $8.5 million

2.	Business reorganisation:

(a)	On February 8, 2002, the Company and its subsidiaries sold to an affiliated company, Câblage QMI Inc., all their rights and obligations in their internal wire for a total consideration of $6.8 million which represents the transaction price agreed between affiliated companies. As consideration, the Company received 6,820 preferred shares of Câblage QMI Inc. in the amount of $6.8 million. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $1.9 million has been credited to deficit. On
February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously.

(b)	In 2002, CF Cable TV Inc. proceeded to a reorganisation of the subsidiaries under the control of CF Cable TV Inc.: Vidéotron (RDL) Ltéee, Vidéotron (Granby) Ltée, TDM Newco Ltée, Vidéotron (Richelieu) Ltée, Vidéotron (Laurentien) Ltée. These subsidiaries were merged or wound up into a parent company, renamed Vidéotron (Regional) Ltée, subsidiary of CF Câble TV Inc.

(c)	In March and December 2002, Télécâble Charlevoix (1977) Inc., a subsidiary of the Company, redeemed respectively from its non-controlling shareholder 80,000 and 109,000 of Class “D” Preferred Shares for a total consideration of $0.8 million and $1.2 million including cumulative unpaid dividends of $0.1 million.

8

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month period ended September 30, 2003 (unaudited)

3.	Financial expenses:

	September 30, 2003	September 30, 2002

	(in thousands of dollars)
Third parties

Interest on long-term debt	$7,451	$8,269
Amortisation of deferred financing costs	200	200
(Gain) loss on foreign denominated short-term monetary items	(466)	27

	7,185	8,496
Parent company:
Interest - other	(2,057)	(231)

	$5,128	$8,265

4.	Fixed assets:

		September 30, 2003

	Cost	Accumulated depreciation	Net book value

		(in thousands of dollars)

Receiving and distribution networks	$328,703	$155,103	$173,600
Furniture and equipment	19,295	17,563	1,732
Buildings	4,767	1,736	3,031
Land	737	—	737

	$353,502	$174,402	$179,100

		December 31 , 2002

	Cost	Accumulated depreciation	Net book value

		(in thousands of dollars)

Receiving and distribution networks	$318,860	$140,755	$178,105
Furniture and equipment	19,269	17,142	2,127
Buildings	4,767	1,617	3,150
Land	737	—	737

	$343,633	$159,514	$184,119

9

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month period ended September 30, 2003 (unaudited)

5.	Deferred charges:

	September 30, 2003	December 31, 2002

	(in thousands of dollars)

Long-term financing	$972	$1,172
Development and pre-operating costs	103	185
Employee future benefit costs	3,457	3,457

	$4,532	$4,814

6.	Accounts payable and accrued liabilities:

	September 30, 2003	December 31, 2002

	(in thousands of dollars)

Trade accounts payable	$3,690	$4,294
Royalties and service providers’ dues	20,006	17,723
Employees’ salaries and dues	1,091	1,153
Provincial and federal sales tax	1,403	1,366
Interest due	1,966	5,083

	$28,156	$29,619

7.	Amounts payable to affiliated companies:

	September 30, 2003	December 31, 2002

	(in thousands of dollars)

Quebecor Media Inc.	$3	$4
Vidéotron Télécom ltée	—	147
Groupe TVA Inc.	—	255
Câblage QMI Inc.	33	69
Vidéotron TVN Inc.	281	53

	$317	$528

10

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month period ended September 30, 2003 (unaudited)

8.	Long-term debt:

	September 30, 2003	December 31, 2002

	(in thousands of dollars)

Senior Secured First Priority Notes at 9.125 % interest rate (a)	$102,052	$119,266
Mortgage (b)	—	25

	$102,052	$119,291

(a)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million (2002 - US$75.6 million), bear interest at the rate of 9.125%, and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realisation on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on September 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

(b)	Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

9.	Due to parent company:

	September 30, 2003	December 31, 2002

	(in thousands of dollars)

Inter-company Deeply Subordinated Debt, bank prime rate
plus 2% and repayable after the total repayment of
the Senior Secured First Priority Notes	$25,969	$25,969

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

11

CF CABLE TV INC. Notes to the consolidated financial statements for the nine-month period ended September 30, 2003 (unaudited)

10.	Comparative figures:

Certain figures of 2002 have been reclassified to conform with the presentation adopted in the figures for the nine months ended September 30, 2003.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(Signed) Claudine Tremblay

———————————————
By:       Claudine Tremblay
             Assistant Secretary

Date:   November 28, 2003